

November 14, 2023

Fred M. Schwarzer
Chief Executive Officer and President
IGM Biosciences, Inc.
325 E. Middlefield Road
Mountain View, CA 94043

     Re: IGM Biosciences, Inc.
         Registration Statement on Form S-3
         Filed November 13, 2023
         File No. 333-275519

Dear Fred M. Schwarzer:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Gorsky at 202-551-7836 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: James Babikian